Exhibit 99.144

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF

THE VALENS COMPANY INC.

TO BE HELD ON

MAY 25, 2021

DATED AS OF APRIL 19th, 2021

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

THE VALENS COMPANY INC.

96 Spadina Avenue, Suite 400

Toronto, Ontario, M5V 2J6, Canada

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of The Valens Company Inc. (“Valens” or the “Company”) will be held on Tuesday, May 25, 2021 at 10:00 a.m. (ET) by way of a live audio webcast at https://web.lumiagm.com/260208910 for the following purposes:

1.	to receive and consider the annual audited consolidated financial statements of the Company for the fiscal year ended November 30, 2020, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.	to approve the share consolidation (reverse split) of its outstanding common shares, as described in the accompanying Circular, for, among other reasons, the purposes of listing the Company’s common shares on the NASDAQ; and

5.	to consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

The Meeting will be hosted virtually, by way of a live audio webcast only. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting only by going to https://web.lumiagm.com/260208910.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

▪	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the username and the password is “valens2021”.
▪	Duly appointed proxyholders – Computershare Trust Company of Canada will provide each duly appointed proxyholder with a username after the voting deadline has passed. The password to the meeting is “valens2021”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves as proxyholders may attend the meeting by clicking “I am a guest” and completing the online form. Please refer to the section titled “Participating in the Virtual Meeting” in the accompanying Circular for additional details regarding the virtual Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice (the “Notice”). Also accompanying this Notice and the Circular is a form of proxy for registered Shareholders or a voting instruction form for non-registered Shareholders. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Shareholders of record at the close of business on April 19th, 2021 will be entitled to receive notice of and to vote at the Meeting.

Your vote is important regardless of the number of common shares of the Company you own. Registered Shareholders who are unable to attend the Meeting in person or via the live webcast are asked to sign, date and return the enclosed form of proxy relating to the common shares of the Company held by them in the envelope provided for that purpose or vote via telephone or internet (online) in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

To be effective, the proxy must be duly completed and signed and then deposited with either the Company or the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON, M5J 2Y1, or voted via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on Thursday, May 20th, 2021. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any late proxy.

DATED at Toronto, Ontario this 19th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Paul A. Kunynetz”

Paul A. Kunynetz

General Counsel and Corporate Secretary

TABLE OF CONTENTS

GENERAL INFORMATION RESPECTING THE MEETING	1
Time, Date and Location of Meeting	1
Currency	3
Record Date	3
How to Vote	3
Appointment of Proxyholders	4
Voting by Proxyholder	4
Registered Shareholders	5
Non-Registered Shareholders	5
Revocation of Proxies	7
BUSINESS OF THE MEETING	8
1. Presentation of Financial Statements	8
2. Election of Directors	8
3. Appointment of Auditors	8
4. Share Consolidation	8
5. Other Business	11
ELECTION OF DIRECTORS	13
Cease Trade Orders and Bankruptcies	17
Penalties and Sanctions	17
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	18
Audit Committee Oversight	18
Reliance on Certain Exemptions and Pre-Approval Policies and Procedures	18
External Auditor Service Fees	18
EXECUTIVE COMPENSATION	20
Compensation Discussion and Analysis	20
Performance Graph	21
Share- and Option-Based Awards	22
Short-Term Incentive Plan	23
Summary Compensation Table	24
Incentive Plan Awards	25
Pension Plan Benefits	26
Termination and Change of Control Benefits	26
DIRECTOR COMPENSATION	29
Discussion of Director Compensation	29
Director Compensation Table	30
Outstanding Awards under the Legacy Stock Option Plan	31
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	32
STATEMENT OF CORPORATE GOVERNANCE	33
Board of Directors	33
Other Directorships	33
Meeting Attendance of Directors	34
Meetings of Independent Directors	35
Director Term Limits and Other Mechanisms of Board Renewal	35
Mandate of our Board of Directors	35
Orientation and Continuing Education	36
Code of Business Ethics and Conduct	36
Nomination of Directors	36
Committees of Our Board	36
Diversity	38
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	39
MANAGEMENT CONTRACTS	39
INTEREST OF CERTAIN PERSONS OR COMPANIES IN BUSINESS OF MEETING	40
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	40
ADDITIONAL INFORMATION	40
APPROVAL	41

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GENERAL INFORMATION RESPECTING THE MEETING

The information contained in this management information circular (the “Circular”) is given as at April 19th, 2021, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the matters described herein other than those contained in this Circular and, if given or made, any such representation should be considered not to have been authorized by the Company.

This Circular is furnished in connection with the solicitation of proxies by management of The Valens Company Inc. (“Valens” or the “Company”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on Tuesday, May 25th, 2021 at 10:00 a.m. (ET).

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and the Shareholders are urged to consult their own professional advisers in connection therewith.

The Company will not be using the notice-and-access mechanism under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of the Notice, the Circular and accompanying meeting materials to the Shareholders.

If you have any questions about any of the information in this Circular, please contact Paul Kunynetz, General Counsel and Corporate Secretary, at +1 (416) 599-4661, or e-mail info@thevalenscompany.com.

Time, Date and Location of Meeting

The Meeting will be held on Tuesday, May 25th, 2021 at 10:00 a.m. (ET). The Meeting will be hosted virtually, by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/260208910.

Participating in the Virtual Meeting

Attending the Virtual Meeting

Registered Shareholders (as defined below) and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

(i)	Registered Shareholders – the 15-digit control number located on the form of proxy or in the email notification you received is the username and the password is “valens2021”.

(ii)	Duly appointed proxyholder – Computershare Trust Company of Canada (“Computershare”) will provide each duly appointed proxyholder with a username after the voting deadline has passed. The password to the meeting is “valens2021”. Please see “Appointment of Proxyholders” section below for information on validly appointing proxyholders.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders (as defined below) who have not appointed themselves as proxyholders may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/Valens and provide Computershare with their proxyholder’s contact information by May 20, 2021 at 5:00 p.m. (ET), so that Computershare may provide the proxyholder with a username via email.

Voting at the Virtual Meeting

A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or username provided by Computershare at www.computershare.com/Valens prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/Valens after submitting their voting instruction form in order to receive a username (please see the information under the heading “Appointment of Proxyholders” below for details).

United States Non-Registered Shareholders

To attend and vote at the virtual Meeting, United States’ Non-Registered Shareholders must first obtain a valid legal proxy from the applicable broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders must follow the instructions from their broker or bank or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, such Shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than May 20th, 2021 by 5:00 PM ET. Such Shareholders will receive a confirmation of their registration by email after Computershare receives their registration materials, following which such Shareholders may attend the Meeting and vote their shares at https://web.lumiagm.com/260208910 during the Meeting. Please note that such Shareholders are required to register their appointment at www.computershare.com/Valens.

General Virtual Meeting Information

In order to participate in the virtual Meeting, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Non-Registered Shareholders who do not have a 15-digit control number or username will only be able to attend as a guest which allows them to listen to the Meeting but not vote or submit questions.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Currency

In this Circular, unless otherwise specified herein, all references to dollar amounts are to Canadian dollars.

Record Date

The Board has fixed April 19th, 2021 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their common shares of the Company (the “Common Shares”) voted at the Meeting.

How to Vote

Regardless of how many Common Shares are owned by any particular Shareholder, the board of directors of the Company (the “Board”) encourages all Shareholders to vote. You can vote at the Meeting by following the instructions outlined above under the “Participating in the Virtual Meeting” section or by using the enclosed voting instruction form (a “VIF”) or proxy accompanying this Circular to vote using one of the options set out in the chart below prior to the Meeting. Voting is quick and easy.

REGISTERED SHAREHOLDERS (YOU HOLD A PHYSICAL SHARE CERTIFICATE REGISTERED IN YOUR NAME) THERE ARE 4 WAYS TO VOTE USING THE ENCLOSED PROXY
1. VOTE BY INTERNET Go to: www.investorvote.com and vote using your Control # located on the front of your proxy. Follow the voting instructions on screen.	2. VOTE BY TELEPHONE: Call toll-free English 1- 866-732-8683 and vote using your Control # located on your proxy.	3. VOTE BY FAX: Mark, sign and date your proxy form and return it by facsimile to toll free in North America 1-866-249- 7775 or 1-416-263- 9524.	4. VOTE BY MAIL: Mark, sign and date your proxy form and return it in the enclosed postage-paid envelope.
CANADIAN BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTE BY INTERNET: Go to: www.proxyvote.com and vote using the 16 digit control number located on your VIF.	2. VOTE BY TELEPHONE: Call toll-free English 1- 800-474-7493 or French 1-800-474-7501 and vote using the 16 digit control number located on your VIF.	3. VOTE BY MAIL: Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.
UNITED STATES BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTE BY INTERNET: Go to: www.proxyvote.com and vote using the 16 digit control number located on your VIF.	2. VOTE BY TELEPHONE: Call the toll-free number listed on your VIF and vote using the 16 digit control number located on your VIF.	3. VOTE BY MAIL: Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

Appointment of Proxyholders

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a Shareholder of the Company in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company.

The individual(s) named in the accompanying form of proxy are management’s representatives. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the person(s) designated in the Proxy, who need not be a Shareholder of the Company, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another proper proxy and, in either case, delivering the completed Proxy to the office of Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, or vote via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on May 20, 2021, unless the chairman elects to exercise his discretion to accept proxies received subsequently. If you are a Shareholder who wishes to appoint a third party proxyholder, you must also register your proxyholder as an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders must visit www.computershare.com/Valens by May 20, 2021 at 5:00 p.m. (ET) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the Meeting.

Voting by Proxyholder

The person(s) named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the person(s) named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

As at the date hereof, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the management proxyholders as proxyholder, the management proxyholder will vote in favour of the matters specified in the Notice and in favour of all other matters proposed by management at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the person(s) named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of communication by the directors, officers and employees of the Company, none of whom will be specifically remunerated therefor. The cost of any such solicitation will be borne by the Company.

Registered Shareholders

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares (the “Registered Shareholders”) may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form and returning it to the Company’s transfer agent Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1 or vote via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on May 20, 2021.

Non-Registered Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name (the “Non-Registered Shareholders”). Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders. Most Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSP, RRIFs, RESPs and similar plans); or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited or the Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all such cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of CDS & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Non-Registered Shareholders, those who object to their name being made known to the issuers of securities which they own (called “OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for non- objecting beneficial owners).

The Company is taking advantage of those provisions of National Instrument 54–101 – Communication of Beneficial Owners of Securities of the Canadian Securities Administrators, which permits it to deliver proxy– related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF.

This Circular, with related material, is being sent to both Registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares on your behalf. Please return your VIF as specified in your request for voting instructions that you receive.

Non-Registered Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied to Non-Registered Shareholders by the Intermediaries will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Non-Registered Shareholder. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions, Inc. Canada, in Canada (collectively, “Broadridge”). Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same person(s) as the Proxy to represent Non-Registered Shareholders at the Meeting. Non-Registered Shareholders have the right to appoint a person (who need not be a shareholder of the Company), other than the person(s) designated in the VIF, to represent them at the Meeting. To exercise this right, Non- Registered Shareholders should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in the manner specified and in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. The VIF must be completed and returned to Broadridge in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you, may attend the Meeting as proxyholder for your Intermediary and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your Intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

If you are a Non-Registered Shareholder who wishes to appoint yourself or a third party proxyholder, you must also register your proxyholder as an additional step once you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Non-Registered Shareholders must visit www.computershare.com/Valens by May 20, 2021 at 5:00 p.m. (ET) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the Meeting.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with Intermediaries or their nominees to distribute copies of the Notice, this Circular, the form of proxy and the supplemental mailing list (collectively, the “Meeting Materials”) to OBOs whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. The Company has elected to pay for the delivery of the Meeting Materials to OBOs by the Intermediaries. The Company is sending the Meeting Materials directly to NOBOs through the services of Computershare.

Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare or at the registered office of the Company at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 Canada, at any time up to and including the last business day that precedes the date of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attending the virtual Meeting and voting the Registered Shareholder’s Common Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

BUSINESS OF THE MEETING

To the knowledge of the Board and management of the Company, the only matters to be brought before the Meeting are those set out in the accompanying Notice and more particularly detailed below. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

1.	Presentation of Financial Statements

The annual audited consolidated financial statements of the Company for the fiscal year ended November 30, 2020, together with the report of the auditors thereon (the “Fiscal 2020 Financial Statements”) will be placed before the Meeting. The Fiscal 2020 Financial Statements and the related management’s discussion and analysis were mailed to the Shareholders who requested it and are additionally available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.thevalenscompany.com.

2.	Election of Directors

Currently, the Company has six directors and the Board has fixed the number of directors to be elected at the Meeting at seven (7). At the Meeting, the seven (7) persons named hereunder (collectively, the “Nominees”, or individually, a “Nominee”) will be proposed for election as directors of the Company. Management does not anticipate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. The management proxyholders will vote in favour of another management nominee in their discretion unless a Shareholder specifies in the proxy that his, her or its Common Shares are to be withheld from voting in respect of any particular Nominee or Nominees. Each director elected will hold office until the close of the next annual meeting of Shareholders, or until his or her successor is duly elected unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause. Please see “Election of Directors” in this Circular for more information on the Nominees submitted for election as directors.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as the Company’s auditors to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ renumeration. KPMG was first appointed as the Company’s auditors on March 30, 2020.

The appointment of KPMG as auditors of the Company and the authorization of the Board to fix their remuneration must be approved by a majority of the votes cast at the Meeting.

4.	Share Consolidation

The Board believes, for the reasons listed below, that a consolidation of the current number of outstanding Common Shares may be of benefit to the Company. Shareholders are being asked to consider and, if thought fit, to pass a special resolution (the “Consolidation Resolution”) authorizing the Board, in its sole discretion, to consolidate the Common Shares on the basis of a consolidation ratio to be selected by the Board, provided that such ratio is within the range of 1 new Common Share for every 1.5 - 3 old Common Shares (the “Consolidation”) and to amend the Company’s articles accordingly. Notwithstanding approval of the Consolidation Resolution by shareholders of the Company, the Board may, in its sole discretion, abandon the Consolidation Resolution without further approval or action by or prior notice to Shareholders. Prior to making any amendment to the Company’s articles to effect the Consolidation, the Company shall first be required to obtain any and all applicable regulatory and relevant stock exchange approvals.

If the special resolution is approved by the Shareholders, the Consolidation would only be implemented upon a determination by the Board that it is in the best interest of the Company and the Shareholders at that time. In connection with any determination to implement the Consolidation, the Board will set the timing for such Consolidation. Valens will publicly release the timetable for Consolidation when it is finalized.

Reasons for the Consolidation

The Board has been studying the potential benefits of a secondary listing of the Company’s Common Shares on the NASDAQ. The Board believes there are potential benefits of a NASDAQ listing, including increased visibility of the Company amongst U.S. analysts and investors, increased access to capital and the potential for greater trading volume and liquidity for the Common Shares. To be accepted for listing on the NASDAQ, the Company must meet certain minimum trading price requirements. The Board believes the Consolidation will enable the Company to satisfy such requirements to list its Common Shares on the NASDAQ.

The Board also believes that the Consolidation could result in broader interest and demand from those institutional and other investors that have internal guidelines and policies discouraging or prohibiting investments in lower priced shares.

Share Ratio Considerations

In proposing the range of share ratios in connection with the proposed Consolidation following receipt of shareholder approval, the Board has considered, among other things, factors such as:

·	The applicable requirements of the NASDAQ listing;
·	The historical trading prices and trading volume of the Common Shares;
·	The prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Consolidation on the trading market(s) for the Common Shares;
·	The outlook for the trading price of the Common Shares;
·	Threshold prices of brokerage firms or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;
·	Prevailing general market and economic conditions.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Common Shares of the Company (the aggregate value of all Common Shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per share market price of the Common Shares following the Consolidation will remain higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation, and the liquidity of the Common Shares could be adversely affected. Further, there can be no assurance that, if the Consolidation is implemented, the margin terms associated with the purchase of Common Shares will improve or that the Company will be successful in receiving increased attention from institutional investors.

In addition, whether or not the Consolidation is completed, the Company is under no obligation to complete the NASDAQ listing of the Shares, either immediately subsequent to the Meeting or at all, and has no obligation to maintain any such listing in the future. There can be no assurance that the Common Shares will be approved and certified for listing on the NASDAQ, and if the Common Shares are so listed, whether the Company will realize the aforementioned potential benefits of a NASDAQ listing.

Principal Effects of the Consolidation

As at the Record Date, the Company had 159,379,876 Common Shares issued and outstanding. Following the completion of the proposed Consolidation, the number of Common Shares that would remain after giving effect to the consolidation would be in the range of 53,126,625 to 106,253,251 Common Shares.

As the Company currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares that remain available for future issuances. The Common Shares reserved for issuance pursuant to the LTIP (as defined below) and Legacy Stock Option Plan would also be consolidated on a proportionate basis.

The Consolidation may result in some Shareholders owning “odd lots” of Common Shares on a post- Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than Common Shares in “board lots”. Brokerage commissions and other costs of transactions in odd lots are often higher than the costs of transactions in “roundlots” of even multiples of “board lots”.

The Consolidation will not give rise to a capital gain or loss under the Income Tax Act (Canada) for a Shareholder who holds such Common Shares as capital property. The adjusted cost base to the Shareholder of the new Common Shares immediately after the Consolidation will be equal to the aggregate adjusted cost base to the Shareholder of the old Common Shares immediately before the Consolidation.

Notice of Consolidation and Letter of Transmittal

Assuming the implementation of the Consolidation, promptly after the date the Company files its articles of amendment in respect of the Consolidation, the Company will give written notice thereof to all the Shareholders and will provide them with a form of a letter of transmittal to be used for the purpose of surrendering their certificates representing the currently outstanding Common Shares to the Company’s registrar and transfer agent in exchange for new share certificates representing whole post-Consolidation Common Shares. After the Consolidation, current issued share certificates representing pre-Consolidation Common Shares will (i) not constitute good delivery for the purposes of trades of post-Consolidation Common Shares; and (ii) be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the Shareholder is entitled as a result of the Consolidation. No delivery of a new certificate to a shareholder will be made until the Shareholder has surrendered his, her or its current issued certificate(s).

Fractional Shares

No fractional Common Shares will be issued upon the Consolidation. All fractions of post-Consolidation Common Shares will be rounded down.

Percentage Shareholdings

The Consolidation will not affect any Shareholder’s percentage ownership in the Company other than by the minimal effect of eliminating fractional Common Shares, even though such ownership will be represented by a smaller number of Common Shares. Instead, the Consolidation will reduce proportionately the number of Common Shares held by all Shareholders.

Implementation

The implementation of the Consolidation Resolution is subject to the Company obtaining the necessary regulatory consents. The Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation, without further approval of the Shareholders. Further, the Board may determine not to present the Consolidation Resolution to the Meeting or, if the Consolidation Resolution is presented to the Meeting and approved, may determine after the Meeting not to proceed with completion of the proposed Consolidation and filing of the articles of amendment.

Effect on Non-Registered Shareholders

Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the proposed Consolidation than those that will be put in place by the Company for Registered Shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Vote Required and Recommendation of Board

At the Meeting, Shareholders will be asked to pass the Consolidation Resolution. The Board unanimously recommends that shareholders vote FOR the following special resolution to approve the Consolidation:

“BE IT RESOLVED as a special resolution that:

1.	The issued and outstanding common shares in the capital of the Company (the “Common Shares”) be consolidated on the basis of a consolidation ratio to be selected by the Board, provided that such ratio is within the range of 1 new Common Share for every 1.5 - 3 Common Shares presently issued and outstanding (the “Consolidation”);

2.	That any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such person determines to be necessary or desirable or required by any regulatory authority in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

3.	Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the board of directors of the Company is hereby authorized, at its discretion, to determine, at any time prior to the Consolidation, to proceed or not proceed with the Consolidation, or to abandon the Consolidation at any time prior to the implementation of the Consolidation without further approval of the shareholders of the Company at any time prior to the Consolidation becoming effective.”

In order to be effective, the Consolidation Resolution must be approved by the affirmative vote of not less than two thirds of the votes cast at the Meeting in respect of such resolution.

5.	Other Business

If other items of business are properly brought before the Meeting or any adjournment(s) or postponement(s) thereof, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. The Company is not aware of any other items of business to be considered at the Meeting.

COMMON SHARES REPRESENTED BY MANAGEMENT PROXYHOLDERS WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR RESOLUTION.

ELECTION OF DIRECTORS

Five (5) of the Nominees whose names are set out below are currently directors of the Company and have been nominated by the Board for re-election as directors at the Meeting. Two (2) of the proposed Nominees are new directors. The biographies of each Nominee are outlined below.

The table below sets forth the name, age, province or state and country of residence and principal occupation during the prior five-year period of each Nominee, the Board and Committee meeting attendance for Fiscal 2020, value of compensation received, the voting results from the previous annual meeting, and the equity ownership (Common Shares and DSUs (as defined below)) for each Nominee. At the Meeting, Shareholders will be entitled to cast their votes for, or withhold their votes from, the election of each Nominee.

Deepak Anand Age: 41 British Columbia, Canada Director since May 13, 2019 Independent

Board and Committee Meeting Attendance(1)

Board                                                            6 of 6             100%

Nominating and Corporate Governance   1 of 1             100%

Audit                                                             2 of 2             100%

Annual Meeting Voting Results(1)

Year            Votes in Favour             Votes Withheld

2020                   99.06%                                0.94%

Value of Compensation Received

Fiscal 2020                      $ 156,044

Fiscal 2019                      $ 319,298

Total Equity Ownership as of April 19th, 2021

Common Shares       DSUs               Total Value at Risk

18,000                  60,809                   $225,393.74

Mr. Anand is the co-founder and CEO of Materia Ventures, a European-focused supply and distribution company for medical cannabis and CBD products. He is a recognized thought leader in the global cannabis space, with expertise in government relations and an in-depth knowledge of the cannabis regulatory environment both in Canada and internationally. With over 15 years of experience in the health, charitable/non-profit, and private sectors in the country, Mr. Anand has worked with senior government officials, policy makers, health professional organizations, clinical practitioners, educators, patients and producers. Previously, Mr. Anand was Vice President of Business Development and Government Relations at Cannabis Compliance, Inc. (now Deloitte CCI) and Vice President of Business Development at Zenabis. He has served on the boards of various pharmaceutical associations across Canada, the United States and Europe, and currently is Vice President of NORML Canada and Vice Chair at Medical Cannabis Canada.

Guy Beaudin Age: 59 Ontario, Canada New director nominated for election Independent

Board and Committee Meeting Attendance(4)

N/A

Annual Meeting Voting Results(1)

Year         Votes in Favour            Votes Withheld

N/A                 N/A                                  N/A

Value of Compensation Received

2020       N/A

2019       N/A

Total Equity Ownership as of April 19th, 2021

Common Shares    DSUs               Total Value at Risk

Nil                       Nil                              Nil

Dr. Guy Beaudin is a senior partner at RHR International responsible for the firm’s business development and marketing activities and providing services to the firm’s global clients. He is a trusted advisor to CEOs, boards of directors, and senior executive teams across North America, Europe, Asia, and Australia. His practice includes the full scope of RHR International’s core services from the assessment and development of high-potential talent, to senior team effectiveness, to board effectiveness and CEO succession. He is experienced in post M&A work in aligning teams and cultures in cross-border acquisition, building high-potential programs for clients in financial services, upgrading talent in various PE portfolio companies and assisting a pension fund in building robust and reliable succession planning. Prior to joining RHR 25 years ago, Dr. Beaudin worked as an internal HR director for an international organization. He has also worked in senior-level marketing and finance positions in manufacturing and financial services organizations. Dr. Beaudin has an MBA from the University of Ottawa and a PhD in industrial and organizational psychology from the University of Montreal. He is actively engaged in his community and is a past director of the Heart and Stroke Foundation of Canada. He is also a graduate of the ICD’s Directors Education Program.

Andrew Cockwell Age: 45 Ontario, Canada Director since June 12, 2020 Independent

Board and Committee Meeting Attendance(1)(2)

Board                                                4 of 4                      100%

Audit                                                 2 of 2                      100%

Compensation                                  2 of 2                      100%

Annual Meeting Voting Results(1)

Year         Votes in Favour            Votes Withheld

2020                 99.83%                             0.17%

Value of Compensation Received

2020       $ 71,685

2019       $ Nil

Total Equity Ownership as of April 19th, 2021

Common Shares     DSUs               Total Value at Risk

914,000               35,168                    $2,714,620.48

Mr. Cockwell is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009, which strategically invests in Canadian mid-market companies across various industries. He has a track record of fostering value creation for both private and public companies, and advises on issues such as strategic realignment, operational improvement, capital allocation and governance. Previously, Mr. Cockwell was a Founding Partner of ReichmannHauer Capital Partners, a Toronto- based private equity firm targeting both domestic and international investments. He also worked in the Private Equity and Corporate Finance practices at McKinsey & Company, which he joined in 2003 and where he advised businesses, private equity firms, and hedge funds in North America and Europe. Earlier in his career, he practiced M&A and securities law as an attorney at Sullivan & Cromwell in New York and London. Mr. Cockwell has a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries, including industrial coatings, ground support, financial services, and food and retail. Mr. Cockwell holds a Bachelor of Art (Hons.) from Queen’s University and a LL.B. with Great Distinction from the Faculty of Law at McGill University.

Karin McCaskill Age: 67 Ontario, Canada Director since June 12, 2020 Independent

Board and Committee Meeting Attendance(1)(3)

Board                                                        4 of 4              100%

Nominating and

Corporate Governance                           2 of 2             100%

Annual Meeting Voting Results(1)

Year          Votes in Favour            Votes Withheld

2020                  99.82%                            0.18%

Value of Compensation Received

2020       $ 74,185

2019       $ Nil

Total Equity Ownership as of April 19th, 2021

Common Shares       DSUs            Total Value at Risk

Nil                    35,168               $100,580.48

Ms. McCaskill held the role of Senior Vice President, General Counsel and Corporate Secretary of Empire Company Limited and Sobeys Inc. until her retirement in 2018. In her fifteen year career at Empire and Sobeys, Ms. McCaskill was responsible for a full scope of legal activities focused on corporate governance and regulatory and advisory functions, and provided legal leadership and coordination on various complex, high-profile transactions that were instrumental to the company’s growth and development, including Empire’s $1 billion deal to take Sobeys private in 2007 as well as Sobeys’ acquisition of Canada Safeway for

$5.8 billion in 2013. Ms. McCaskill has been recognized for her various achievements and mentorship within the legal community, including receiving the award for General Counsel of the Year in 2014, and the BLG Stephen Sigurdson Lifetime Achievement Award in 2019, both presented by the Canadian General Counsel Awards. Ms. McCaskill has broad non-profit board experience over the past four decades, including serving as Chair of the Downtown Halifax Business Commission and the Canadian Employers Council, and is currently a member of the Georgian Peaks Ski Club Board of Directors and Chair of the Governance Committee. She holds an HBA from the Ivey Business School at Western University and an LL.B from Osgoode Hall Law School at York University. Ms. McCaskill co-owns Tuck Shop Trading Co. Limited, a Toronto-based retail clothing business and is owner and principal of Woodlawn Consulting Ltd.

Ashley McGrath Age: 41 British Columbia, Canada Director since September 4, 2018 Independent

Board and Committee Meeting Attendance(1)

Board                                                              6 of 6              100%

Audit                                                               4 of 4              100%

Nominating and Corporate Governance     3 of 3              100%

Compensation                                                2 of 2              100%

Annual Meeting Voting Results(1)

Year             Votes in Favour              Votes Withheld

2020                     81.14%                                18.86%

Value of Compensation Received

2020       $ 186,044

2019       $ 264,918

Total Equity Ownership as of April 19th, 2021

Common Shares          DSUs               Total Value at Risk

276,800                   60,809                      $965,561.74

Mr. McGrath, a life-long entrepreneur, has over the past 16 years built Glencoe Developments Inc. into a large western Canadian real estate development business. He has overseen all aspects of the growth of the business including land acquisition, finance and sales of over 850,000 square feet of development space. He oversees the management of a large rental portfolio of residential and commercial real estate across Western Canada. He is also a major shareholder in an agribusiness operating over 400,000 square feet of indoor livestock production as well as a 23,000 acre grain farm. Mr. McGrath has been deeply involved in Valens’ business in an advisory capacity to the Company for the past several years, leveraging his entrepreneurial skills and strategic growth experience to benefit the Company, and developing a thorough knowledge of the Company and the industry. Mr. McGrath was appointed Lead Director in

June, 2020.

Tyler Robson Age: 32 British Columbia, Canada Chair of the Board and Chief Executive Officer Director since April 2016 Non-Independent

Board and Committee Meeting Attendance(1)

Board                                                                 6 of 6              100%

Annual Meeting Voting Results(1)

Year                 Votes in Favour             Votes Withheld

2020                        95.22%                                4.78%

Value of Compensation Received

2020       $ Nil

2019       $ Nil

Total Equity Ownership as of April 19th, 2021

Common Shares         DSUs                  Total Value at Risk

5,220,590                  Nil                               $14,930,887.40

Mr. Robson is the Chair of the Board and Chief Executive Officer of the Company. Prior to being appointed CEO in May 2017, he served as Chief Operating Officer, overseeing all operational functions of the business and leading various innovation and product development initiatives. Under Mr. Robson’s leadership, the Company has repositioned its core offering from extraction services to product development and manufacturing, becoming the largest third party cannabis consumer packaged goods manufacturer in Canada. Mr. Robson has expertise in plant genetics and extraction processes, with a strong interest in the use of cannabinoids to treat various medical conditions. He attended the University of Saskatchewan on a football scholarship, graduating with a Bachelor of Science degree, then returned to Kelowna to pursue a career in life sciences. Mr. Robson was included in International Forum on Advancements in Healthcare’s Top 100 Leaders in Healthcare in 2019. More recently, he was included in the Kelowna Chamber of Commerce’s Top 40 Under 40.

Drew Wolff Age: 50 Washington, United States New director nominated for election Independent

Board and Committee Meeting Attendance(4)

N/A

Annual Meeting Voting Results(1)

Year                Votes in Favour              Votes Withheld

N/A                          N/A                                  N/A

Value of Compensation Received

2020       N/A

2019       N/A

Total Equity Ownership as of April 19th, 2021

Common Shares            DSUs               Total Value at Risk

Nil                                Nil                          Nil

Mr. Wolff was most recently in senior finance roles at Starbucks Coffee Company, based in Seattle. He was Vice President, CFO, International and Channel Development and prior to that, Vice President, Global Treasurer. His responsibilities in these roles included leading finance and accounting staff for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management. Before joining Starbucks, he had over fifteen years of experience in senior roles in banking and financial services including seven years at Barclays PLC in London with responsibilities that included financial planning, analysis and reporting as well as corporate affairs and strategy. He was a lieutenant in the U.S. Navy for seven years prior to beginning his business career. Mr. Wolff is an audit committee member at BECU, the largest community-based credit union in the U.S. with $25 billion in assets, and an advisory board member at both Secure, a software platform for employer sponsored emergency savings accounts, and Academy Securities, a veteran-owned national investment bank. Mr. Wolff has an MBA from the Ross School of Business, University of Michigan, and a B.Sc. in Economics, with distinction, from the U.S. Naval Academy in Annapolis, Maryland.

Notes:

(1)	“Board and Committee Meeting Attendance” refers to attendance at Fiscal 2020 meetings of the Board and of the committee(s) on which the director sat.

(2)	Andrew Cockwell was elected as a director and appointed to the Audit Committee and the Compensation Committee on June 12, 2020. His attendance reflects the number of meetings held after his election and appointment.

(3)	Karin McCaskill was elected as a director and appointed to the Nominating and Corporate Governance Committee on June 12, 2020. Her attendance reflects the number of meetings held after her election and appointment.

(4)	“Board and Committee Meeting Attendance” refers to attendance at Fiscal 2020 meetings of the Board and of the committee(s) on which the director sat; as Dr. Beaudin and Mr. Wolff are nominated for election to the Board as new directors in connection with this Meeting, the attendance information is not applicable to these individuals.

Cease Trade Orders and Bankruptcies

No Nominee is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company in respect of which this Circular is being prepared) that:

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than thirty consecutive days that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than thirty consecutive days that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Nominee is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Company in respect of which this Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager of trustee appointed to hold its assets.

No Nominee has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Penalties and Sanctions

No Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the Company’s Audit Committee Charter. Please refer to the Company’s Annual Information Form dated February 24, 2021 available on www.sedar.com and on the Company’s website www.thevalenscompany.com for detailed information with respect to the Company’s Audit Committee and a copy of the Audit Committee Charter.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG.

Reliance on Certain Exemptions and Pre-Approval Policies and Procedures

The Company’s former auditor, Davidson and Company LLP, Chartered Professional Accountants (“D&C”), has not provided any audit or non-audit services in the Fiscal 2020.

See the Audit Committee Charter for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by the Company’s auditor, to ensure auditor independence.

Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Fiscal 2020	Fees Paid to Auditor in Fiscal 2019
Audit Fees(1)	$298,000	Nil
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$52,974	Nil
All Other Fees(4)	Nil	Nil
Total	$350,974	Nil

Fees incurred with D&C for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Fiscal 2020	Fees Paid to Auditor in Fiscal 2019
Audit Fees(1)	Nil	$231,288
Audit-Related Fees(2)	Nil	$18,726
Tax Fees(3)	Nil	$12,000
All Other Fees(4)	Nil	Nil
Total	Nil	$262,014

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attested services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to describe and explain the Company’s executive compensation strategy, philosophy, objectives and processes and to discuss compensation decisions made by the Company in financial year ended November 30, 2020 (“Fiscal 2020”). In this Circular, a Named Executive Officer (“NEO”) means each of the following individuals for Fiscal 2020: (i) the Company’s Chief Executive Officer (the “CEO”); (ii) the Company’s Chief Financial Officer (the “CFO”); and (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO.

The NEOs of the Company for Fiscal 2020 were: (1) A. Tyler Robson, CEO; (2) Chris Buysen, CFO; (3) Jeffrey Fallows, President; (4) Chantel Popoff, Chief Operating Officer (“COO”); and (5) Everett Knight, Executive Vice President, Corporate Development & Capital Markets.

The general objectives of the Company’s compensation decisions are:

•	to encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value;

•	to align management’s interests with the long-term interest of shareholders;

•	to provide compensation commensurate with peer companies in order to attract and retain highly qualified executives; and

•	to ensure that total compensation paid takes into account the Company’s overall financial position.

The Company’s compensation program, which is determined by the Board, is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. From time to time, the Board will engage third party consultants to ensure that the Company’s compensation structure is consistent with industry comparables, competitive and effective. In Fiscal 2020, NEO compensation consisted of consulting fees or salary, annual cash bonuses and LTIP awards.

The compensation paid to the NEOs was paid to an individual who is proficient, experienced, has sufficient skills and potential and is performing at a high level. The compensation was variable in nature and directly related to the actual amount of work performed. The variable rates were based on market related rates for professionals performing similar duties and possessing a similar skill set.

Compensation and Risk

The Board considers the risks associated with the Company’s compensation policies and practices. The Company’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short term goals at the expense of long-term sustainability. LTIP awards are significant elements of the Company’s compensation plans and provide the Board with the ability to reward historical performance and behaviour that the Board consider to be aligned with the Company’s best interests. The Company has attempted to minimize those compensation practices and policies that expose the Company to inappropriate or excessive risks.

Reimbursement of Incentive and Equity-Based Compensation (Clawback Policy)

The Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement under certain circumstances of all or a portion of incentive compensation received by certain designated executives including the CEO and CFO. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where: (i) the amount of incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements, and the incentive compensation payment received would have been lower had the financial results been properly reported; (ii) the executive or former executive engaged in fraud, theft, embezzlement or similar activities related to the finances of the Company; (iii) the executive or former executive has violated the Code of Business Ethics and Conduct in a material way; or (iv) the executive or former executive has engaged in serious misconduct resulting in damage to the Company’s financial situation or reputation.

Performance Graph

The graph below compares the performance of the Company’s share price to the S&P/TSX Composite Total Return Index, each starting with an investment of $100 made on November 30, 2017:

Three-Year Cumulative Shareholder Return on $100 investment made on November 30, 2017

	2018	2019	2020
S&P/TSX Composite Total Return Index	$97	$113	$118
The Valens Company Inc. Return on Investment	$107	$284	$183

Total NEO Compensation (from the Summary Compensation Table)

	2018	2019	2020
Total NEO Compensation ($ millions)	$9.3	$8.4	$5.2

Share- and Option-Based Awards

Omnibus Long Term Incentive Plan (“LTIP”)

The Board authorized the adoption of the LTIP on May 11, 2020, which was subsequently approved by Shareholders on June 12, 2020. The LTIP allows for a variety of equity based awards that provide different types of incentives to be granted to certain of the Company’s executive officers, employees and consultants (in the case of options (“Options”), performance share units (“PSUs”) and restricted share units (“RSUs”)) and directors (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to in the LTIP as “Awards”. Each Award represents the right to receive Common Shares, or in the case of PSUs, RSUs and DSUs, Common Shares or cash, in accordance with the terms of the LTIP. DSUs are included as Awards under the LTIP, but are not a component of executive compensation.

The Board is of the view that the LTIP provides the Company with greater flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. The Company has the ability to grant and continue granting the Awards under the LTIP until June 12, 2023. The maximum number of Common Shares which may be issued under the LTIP and all other security-based agreements of the Company (including the Legacy Stock Option Plan) may not exceed 10% of the total number of Common Shares issued and outstanding from time to time on a non-diluted basis, excluding entitlements to acquire 1,700,000 Common Shares to be issued to certain employees of the Company as at November 30, 2020. LTIP awards are made on the basis of the number of RSUs and Options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such awards is to assist the Company in compensating, attracting, retaining and motivating management and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders. The recipients of the awards and the terms of the awards granted are determined by the Board on the recommendation of the Compensation Committee.

Legacy Stock Option Plan

The Board authorized the adoption of the Legacy Stock Option Plan on May 18, 2017, which was subsequently approved by Shareholders on August 4, 2017 and again on August 31, 2018. In connection with the commencement of the listing of the Common Shares on the TSXV on July 10, 2019, the Board authorized certain amendments to the Legacy Stock Option Plan on June 19, 2019, which were subsequently approved by Shareholders on September 24, 2019.

The Legacy Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Legacy Stock Option Plan was administered by the Board or a committee of the Board. The Legacy Stock Option Plan provided that options would be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Legacy Stock Option Plan also provided that the number of Common Shares issuable under the Legacy Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed ten percent (10%) of the total number of issued and outstanding Common Shares. Pursuant to the Legacy Stock Option Plan all options expire on a date not later than ten years after the date of grant of an option.

As at November 30, 2020, 6,827,962 options had been granted under the Legacy Stock Option Plan, representing 5.3% of the Company’s outstanding Common Shares. Upon the effective date of the LTIP, Options were no longer granted pursuant to the Legacy Stock Option Plan and were only granted pursuant to the LTIP.

Short-Term Incentive Plan

Effective fiscal 2021 (“Fiscal 2021”), the Company has implemented a short-term incentive plan (“STIP”) that will provide cash payments (each a “Bonus”) up to a certain percentage of an employee’s salary, as determined based on level of responsibility within the Company. At the beginning of each fiscal year, concrete targets or KPIs will be set for NEOs and other employees. The full Bonus can be achieved subject to the following proportional targets: (i) 50% of the applicable Bonus is subject to overall Company performance, (ii) 25% of the applicable Bonus is subject to functional performance based on KPIs/EBITDA achieved and (iii) the remaining 25% of the applicable Bonus is subject to personal performance based on KPIs.

The maximum Bonus for Fiscal 2021 achievable for the NEOs, as a percentage of base salary, is set out as follows:

Employee Tier	Maximum Bonus as a Percentage of Base Salary
CEO	75%
Senior Executive	60%
Senior Vice President/Executive Vice President	40%

Since the Company did not have a formal short-term incentive plan in place in Fiscal 2020, annual cash bonuses, including for the NEOs, were determined and approved by the Compensation Committee and the Board taking into account a range of factors including the following:

•	Company financial performance, including as compared with others in the industry
•	Significant operational achievements
•	Development of new facilities
•	Successful management through the pandemic
•	Benchmarked compensation within the industry
•	Departmental and personal performance

For the NEOs, the notional target was 75% of base salary for CEO, 60% for each of the CFO, President and COO, and 40% for Executive Vice President, Corporate Development and Capital Markets. These targets were then adjusted in consideration of the above-noted factors, resulting in achievement of the following percentages of target: CEO - 70%, CFO and President - 80%, COO and Executive Vice President, Corporate Development and Capital Markets - 90%.

Summary Compensation Table

The compensation paid to the NEOs during Fiscal 2020, 2019 and 2018 is as set out below:

Name	Year	Salary ($)	Share-based awards ($)(6)	Option-based awards ($)(7)	Non-equity incentive plan compensation - Annual incentive plans ($)(8)		Total Compensation ($)
A. Tyler Robson (1)	2020	525,000	831,730	653,846	275,625		2,286,201
	2019	491,250	Nil	784,670	245,625		1,521,545
	2018	630,000	5,250,000	180,934	Nil		6,060,934

Chris Buysen(2)	2020	260,000	164,762	129,524	124,800		679,086
	2019	213,500	Nil	392,335	85,400		691,235
	2018	95,333	568,000	1,025,596	Nil		1,688,929

Jeffrey Fallows (3)	2020	350,000	277,243	217,948	168,000		1,013,191
	2019	175,000	Nil	3,087,485	50,000		3,312,485
	2018	Nil	Nil	Nil	Nil		Nil

Chantel Popoff(4)	2020	275,000	217,835	171,246	148,500		812,581
	2019	217,250	Nil	392,335	86,900		696,485
	2018	93,832	568,000	844,662	Nil		1,506,494

Everett Knight(5)	2020	200,000	63,370	49,817	92,000		405,187
	2019	181,667	604,000	1,281,772	50,000	(8)	2,167,439
	2018	Nil	Nil	Nil	Nil		Nil

Notes:

1.	A. Tyler Robson was appointed COO in February 2017 and subsequently appointed CEO in May 2017.
2.	Chris Buysen was appointed CFO in July 2018.
3.	Jeffrey Fallows was appointed President in June 2019.
4.	Chantel Popoff was appointed COO in June 2018.
5.	Everett Knight was appointed Executive Vice President, Corporate Development & Capital Markets in January 2019.
6.	Share-based awards represent the fair value of Common Shares granted during the fiscal year. The fair value was determined using the underlying share price of the Common Shares on the date the shares were granted. For Fiscal 2020 the Awards consisted exclusively of RSUs.
7.	Option-based awards represent the fair value of options granted during the fiscal year. The fair value was determined using the Black-Scholes option pricing model.
8.	Non-equity incentive plan compensation consists of annual cash bonuses. For Everett Knight in Fiscal 2019 the amount represents a one-time signing bonus.

Incentive Plan Awards

The following table sets forth the details of all option-based and share-based awards that were outstanding for each NEO as at the end of Fiscal 2020.

	Option-based Awards				Share-based Awards
Name and principal position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
A. Tyler Robson	500,000	$0.65	Nov. 30, 2021	675,000	1,970,513	3,941,026
	100,000	$1.95	Oct. 13, 2023	5,000
	200,000	$4.32	Jul. 14, 2024	Nil
	480,769	$1.73	Oct 18, 2025	129,808

Chris Buysen	300,000	$1.07	July 9, 2023	279,000	63,492	126,984
	400,000	$1.95	Oct. 13, 2023	20,000
	100,000	$4.32	Jul. 14, 2024	Nil
	95,238	$1.73	Oct 18, 2025	25,714

Jeffrey Fallows	750,000	$4.21	May 26, 2024	Nil	106,837	213,674
	50,000	$4.32	Jul. 14, 2024	Nil
	160,256	$1.73	Oct 18, 2025	43,269

Everett Knight	600,000	$1.95	Oct. 13, 2023	30,000	74,420	148,840
	50,000	$4.32	Jul. 14, 2024	Nil
	36,630	$1.73	Oct 18, 2025	9,890

Chantel Popoff	300,000	$1.07	July 9, 2023	279,000	83,944	167,888
	300,000	$1.95	Oct. 13, 2023	15,000
	100,000	$4.32	Jul. 14, 2024	Nil
	125,916	$1.73	Oct 18, 2025	33,997

Notes:

1.	The in-the-money value was determined based on the closing price of the Common Shares on the TSX Exchange (“TSX”) on November 30, 2020, being $2.00, less the exercise price multiplied by the number of unexercised options, whether vested or not.
2.	The market value of share-based awards that have not yet vested was determined based on the closing price of the Common Shares on the TSX on November 30, 2020, being $2.00, multiplied by the number of unvested shares.

The following table sets forth for each NEO the value of the option- and share-based awards that vested during Fiscal 2020. The table also includes the annual cash bonuses for Fiscal 2020.

Name	Option-based awards – Value vested during Fiscal 2020 ($)	Share-based awards – Value vested during Fiscal 2020 ($)	Non-equity incentive plan compensation – Value earned during Fiscal 2020 ($)
A. Tyler Robson	539,816	1,327,243	275,625
Chris Buysen	415,196	338,921	124,800
Jeffrey Fallows	1,101,812	92,415	168,000
Everett Knight	443,863	323,123	92,000
Chantel Popoff	368,794	356,612	148,500

Pension Plan Benefits

The Company does not have any pension or retirement plan.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement where a NEO is entitled to receive more than $50,000 (including periodic payments or installments) to compensate such executive officer in the event of resignation, retirement or other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

The Company entered into a consulting agreement with A. Tyler Robson for the provision of services as the Chief Executive Officer of the Company dated January 1, 2018 (the “Consulting Agreement”). This Consulting Agreement has been superseded by the Executive Agreement (as defined below). The Consulting Agreement had an evergreen clause which provided for the extension of the contract for a period of twenty-four months from each December 31, unless the Company provided twelve months written notice of non-extension in advance of December 31. In event of termination without cause the Company was required to pay consulting fees and bonuses for the number of months remaining under the evergreen contract based on the amounts paid during the preceding same number of months. Consulting fees were comprised of a monthly cash payment of $40,000, a one-time grant of 3,000,000 Common Shares that vest and become issuable quarterly over a five-year period from the date that the Company is granted the Licensed Producer license from Health Canada (the “Consulting Shares”), stock options pursuant to the Legacy Stock Option Plan at the discretion of the Board and cash bonus amounts, up to an annual maximum of $500,000, paid at the discretion of the Board. Effective September 1, 2019, the monthly consulting fee increased to $43,750.

The Company subsequently entered into an employment agreement with A. Tyler Robson for the provision of services as the Chief Executive Officer of the Company dated October 20, 2020 (the “Executive Agreement”). The Executive Agreement maintains and acknowledges the grant of the Consulting Shares, provides for an annual salary of $525,000 (the “Base Salary”) and an annual cash bonus with a target of 75% of the Base Salary. Mr. Robson is also eligible under the Executive Agreement to receive a total annual share-based compensation grant valued at $2,625,000 to be granted one-half in stock options and one-half in RSUs. In addition, in the event of a change of control, the Company shall, among other customary benefits, continue to pay Mr. Robson’s Base Salary for a period of twenty-four (24) months in the form of salary continuation, as well as any bonus for the fiscal year in which his employment terminates, pro-rated to the date of termination. In addition, in the event of the change of control Mr. Robson will receive 2,650,000 Common Shares plus, if the shares of the Company are valued at $5.00 or greater, Mr. Robson will receive an additional 333,333 Common Shares, if the value exceeds $5.50 per share, an additional 333,333 Common Shares, and, if the value exceeds $6.00 per share, an additional 333,333 Common Shares.

The Company entered into an employment agreement with Chris Buysen for the provision of services as the Chief Financial Officer of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time payment of $22,000, a one-time grant of 400,000 Common Shares that vest and become issuable quarterly over a two-year period, a grant of 700,000 stock options to acquire an aggregate of 700,000 Common Shares and any cash bonus amounts paid and additional stock options issued at the discretion of the Board. Effective September 1, 2019, Mr. Buysen’s annual salary increased to

$260,000. The agreement provides for termination without just cause benefits equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Mr. Buysen’s employment is terminated within twelve months thereof, Mr. Buysen will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Mr. Buysen shall become fully vested. In the event that Mr. Buysen is still employed twelve (12) months after the change of control, Mr. Buysen will receive a payment from the Company equal to twelve (12) months of then current salary.

The Company entered into an employment agreement with Jeffrey Fallows for the provision of services as President of the Company dated May 21, 2019. The agreement provides an annual salary of $350,000, a grant of 750,000 stock options to acquire an aggregate of 750,000 Common Shares and a minimum annual cash bonus of $50,000 as well as an additional incentive cash bonus of up to $200,000 per year and additional stock options both at the discretion of the Board.

The agreement provides for termination without just cause benefits of equal to six months of then current salary and half of the minimum annual cash bonus, increasing to twelve months of then current salary plus the minimum annual cash bonus effective June 1, 2020. In addition, the Company will cause the vesting of an additional twelve months of any outstanding options from the date of termination.

In the event of a change of control and if within twelve months thereof Mr. Fallows’ employment is terminated by the Company or Mr. Fallows decides to resign, Mr. Fallows will receive a payment from the Company equal to twenty-four (24) months of then current salary plus two times the minimum annual cash bonus and all stock options issued to Mr. Fallows shall become fully vested. In the event that Mr. Fallows is still employed twelve (12) months after the change of control, Mr. Fallows will receive a payment from the Company equal to twelve (12) months then current salary plus the minimum annual cash bonus.

The Company entered into an employment agreement with Chantel Popoff for the provision of services as the Chief Operating Officer of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time grant of 400,000 Common Shares that vest and become issuable quarterly over a two-year period, a grant of 600,000 stock options to acquire an aggregate of 600,000 Common Shares and any cash bonus amounts paid and additional stock options issued at the discretion of the Board. Effective September 1, 2019, Ms. Popoff’s annual salary increased to $275,000. The agreement provides for termination without just cause benefits of equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Ms. Popoff’s employment is terminated within twelve months thereof, Ms. Popoff will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Ms. Popoff shall become fully vested. In the event that Ms. Popoff is still employed twelve (12) months after the Change of Control, Ms. Popoff will receive a payment from the Company equal to twelve (12) months of then current salary.

The Company entered into an employment agreement with Everett Knight for the provision of services as the Executive Vice President Strategy and Investments of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time grant of 400,000 Common Shares that vest and become issuable quarterly over a two-year period, a grant of 600,000 stock options to acquire an aggregate of 600,000 Common Shares and any cash bonus amounts paid and additional stock options issued at the discretion of the Board. Effective November 1, 2019, Mr. Knight’s annual salary increased to $200,000. The agreement provides for termination without just cause benefits of equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Mr. Knight’s employment is terminated within twelve months thereof, Mr. Knight will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Mr. Knight shall become fully vested. In the event that Mr. Knight is still employed twelve (12) months after the change of control, Mr. Knight will receive a payment from the Company equal to twelve (12) months then current salary.

DIRECTOR COMPENSATION

Discussion of Director Compensation

The Company’s director compensation program is designed to attract and retain global talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. The Company’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and equity components of compensation, and the implementation of share ownership guidelines through mandatory DSU issuances. The Company believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfill their fiduciary responsibilities without competing interests.

Each of the Company’s non-NEO directors is paid a flat annual retainer as set out in the chart below for Fiscal 2020.

Summary of Fees	Applicable Role	Amount(1) (2)
Board of Directors	Members	$60,000 cash and $120,000 DSUs per year and additional $5,000 cash quarterly meeting fee per non-NEO Director, excluding the Lead Director
Board of Directors	Lead Director	$110,000 cash and $120,000 DSUs per year and an additional $5,000 cash quarterly meeting fee
Audit Committee	Chair	$15,000 cash per year
Nominating and Governance Committee	Chair	$5,000 cash per year
Compensation Committee	Chair	$10,000 cash per year

Notes:

(1)	Represents compensation paid per year to each non-NEO director, inclusive of all service as a member or chair of the Board or a committee. Any cash compensation hereof is paid on a quarterly basis to directors in Canadian dollars. Any DSU compensation is issued on a quarterly basis.
(2)	Non-executive directors are also reimbursed for applicable travel and other out-of-pocket expenses incurred in executing their duties as directors.

Director Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to each director who was not a NEO in Fiscal 2020.

Name	Fees Earned ($)	Share-based awards ($)(8)	Total ($)
Deepak Anand(1)	80,000	76,044	156,044
Andrew Cockwell(2)	40,000	31,685	71,685
Chris Irwin(3)	42,500	Nil	42,500
Nitin Kaushal(4)	100,000	76,044	176,044
Karin McCaskill(5)	42,500	31,685	74,185
Ashley McGrath(6)	110,000	76,044	186,044
Renee Merrifield(7)	40,000	31,685	71,685

Notes:

1.	Deepak Anand has been a director since May 2019.
2.	Andrew Cockwell has been a director since June 2020.
3.	Chris Irwin was a director of the Company from September 2018 to June 2020.
4.	Nitin Kaushal has been a director since September 2018 and is the Chair of the Audit Committee. Nitin Kaushal has decided not to stand for re-election to the Board and his term will end on May 25, 2021.
5.	Karin McCaskill has been a director since June 2020 and is the Chair of the Nominating and Corporate Governance Committee.
6.	Ashley McGrath has been a director since September 2018 and is the Lead Director and the Chair of the Compensation Committee.
7.	Renee Merrifield was a director from June 2020 to November 2020, when she resigned as a result of her election as a Member of the Legislative Assembly of British Columbia.
8.	Share-based awards represent the fair value of DSUs of the Company granted during the fiscal year. The fair value was determined using the underlying share price of the Company’s Common Shares on the date the DSUs were granted.

Outstanding Awards under the Legacy Stock Option Plan

The following table sets out information concerning all option-based awards outstanding as at November 30, 2020.

	Outstanding Awards under the Legacy Stock Option Plan
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value vested during Fiscal 2020 ($)
Nitin Kaushal	50,000	$4.32	Jul. 14, 2024	65,389
Ashley McGrath	50,000	$4.32	Jul. 14, 2024	65,389
Deepak Anand	50,000	$4.32	Jul. 14, 2024	65,389

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company had in place during Fiscal 2020 the Legacy Stock Option Plan and the LTIP, which was adopted by the Shareholders at an annual general and special shareholders’ meeting held on June 12, 2020.

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as of the end of Fiscal 2020:

	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs	Weighted-average exercise price of outstanding options, RSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
1. Legacy Stock Option Plan	6,827,962	$2.84	Nil
2. LTIP Plan (approved at June 12, 2020 AGM)	2,485,427	$1.73	3,603,929
3. Equity Compensation Plans not approved by securityholders	1,700,000	$1.74	Nil
Total	11,013,389	$2.42	3,603,929	(1)

Notes:

(1)	This figure is based on the total number of shares authorized for issuance under the LTIP less the number of Options, RSUs and DSUs issued and outstanding under (i) the Legacy Stock Option Plan and (ii) the LTIP, each as at the November 30, 2020. As at November 30, 2020, the Company was authorized to issue a total of 12,917,318 options, DSUs and RSUs.

The following table is a summary of Options, RSUs and DSUs issued under the LTIP under which equity securities of the Company are authorized for issuance as of the end of Fiscal 2020:

	Number of securities to be issued upon exercise of outstanding Awards	Weighted-average exercise price of outstanding Awards	Number of securities remaining available for future issuance under Awards (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Options	1,617,907	$1.73	N/A
RSUs	680,707	$1.73	N/A
DSUs	186,813	$1.73	N/A
Total	2,485,427	$1.73	3,603,929	(1)

Notes:

(1)	This figure is based on the total number of shares authorized for issuance under the LTIP less the number of Options, RSUs and DSUs issued and outstanding under (i) the Legacy Stock Option Plan and (ii) the LTIP, each as at the November 30, 2020. As at November 30, 2020, the Company was authorized to issue a total of 12,917,318 options, DSUs and RSUs.

STATEMENT OF CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Company.

To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

·	Mandate of the Board of Directors;
·	Charters of the Board Committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;
·	Code of Business Ethics and Conduct;
·	Whistleblower Policy;
·	Disclosure Policy;
·	Insider Trading Policy; and
·	Corporate Governance Guidelines.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.

As of the date of this Circular and following the Meeting, the Board is/will be composed of a majority of independent directors. Following the Meeting, the independent members of the Board will be Deepak Anand, Guy Beaudin, Karin A. McCaskill, Andrew Cockwell, Ashley McGrath and Drew Wolff. A. Tyler Robson will not be considered independent because of his role as the Chief Executive Officer of the Company.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

Other Directorships

None of the individuals nominated for election or re-election to the Board are also members of the board of directors of other public companies. Our Board has not adopted a director interlock policy but is keeping informed of other public directorships held by its members.

Meeting Attendance of Directors

The table below discloses the attendance record for each director for all Board and committee meetings held in Fiscal 2020.

Name	Board Meeting	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
Deepak Anand	6 of 6	N/A	1 of 1 (1)	N/A
Chris Buysen(2)	2 of 2	N/A	N/A	N/A
Andrew Cockwell(3)	4 of 4	2 of 2	N/A	2 of 2
Chris Irwin(4)	2 of 2	2 of 2	1 of 1	N/A
Nitin Kaushal(5)	6 of 6	4 of 4	3 of 3	N/A
Karin McCaskill(6)	4 of 4	N/A	2 of 2	N/A
Ashley McGrath	6 of 6	4 of 4	3 of 3	2 of 2
Renee Merrifield(7)	3 of 4	N/A	2 of 2	2 of 2
A. Tyler Robson	6 of 6	N/A	N/A	N/A

Notes:

1.	Deepak Anand was a member of the Nominating and Corporate Governance Committee until June 2020. His attendance reflects the number of meetings held during his tenure.
2.	Chris Buysen was a director from September 2018 to June 2020. His attendance reflects the number of meetings attended for Fiscal 2020 prior to June 2020.
3.	Andrew Cockwell was elected as a director on June 12, 2020 and appointed to the Audit Committee and the Compensation Committee on June 12, 2020. His attendance reflects the number of meetings held after his election and appointment.
4.	Chris Irwin was a director from September 2018 to June 2020. His attendance reflects the number of meetings attended for Fiscal 2020 prior to June 2020.
5.	Nitin Kaushal was a member of the Nominating and Governance Committee in Fiscal 2020 until June 12, 2020. Mr. Kaushal has decided not to stand for re-election and his term as member of the Board will end on May 25, 2021.
6.	Karin McCaskill was elected as a director on June 12, 2020 and appointed to the Nominating and Corporate Governance Committee. Her attendance reflects the number of meetings held after her election and appointment.
7.	Renee Merrifield was a director from June 2020 to November 2020 and appointed to the Nominating and Corporate Governance Committee and the Compensation Committee. Her attendance reflects the number of meetings held after her election and appointment and prior to her resignation in November 2020.

Meetings of Independent Directors

At each regular Board meeting, independent directors meet “in camera” in the absence of management of the Company. In addition, “in camera” sessions can be held at any time at the initiative of any independent director. All committees are entirely composed of independent directors and meet, as required or desirable, without management at each meeting for an “in camera” portion.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Corporate Governance Committee of our Board will seek to maintain the composition of our Board in a way that provides, in the judgement of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Nominating and Corporate Governance Committee also is expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.

Mandate of our Board of Directors

Our Board is responsible for supervising the management of the business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate, which includes the following:

·	appointing the Chief Executive Officer;
·	approving the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;
·	taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and
·	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair, currently A. Tyler Robson, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators. Our Board has also adopted a written position description for our Lead Director, currently Ashley McGrath, who provides leadership for the independent directors on the Board.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among other things, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy and current issues with the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and will be advised by counsel for the Company of their legal obligations as directors of the Company.

For the past year, in light of the pandemic, ongoing education about the Company and the industry has been provided to Directors by means of written briefings and information sessions.

The orientation and education process is reviewed on an annual basis and will be revised accordingly as necessary.

Code of Business Ethics and Conduct

Our Board has adopted a written code of business ethics and conduct (the “Code of Business Ethics and Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Business Ethics and Conduct is to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Business Ethics and Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code of Business Ethics and Conduct, any person subject to the Code of Business Ethics and Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Business Ethics and Conduct and it will monitor compliance through our Nominating and Corporate Governance Committee.

A copy of the Code of Business Ethics and Conduct may be obtained at https://thevalenscompany.com/investors/corporate-governance/.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Committees of Our Board

Our Board has established three committees with membership solely comprised of independent directors: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Since non-independent directors and members of management are disqualified from serving on these committees, our Board believes they will be able to conduct their activities in an objective manner.

Audit Committee

–	Detailed information about our Audit Committee can be found under the heading “Directors and Officers The Audit Committee” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com. The current members of the Audit Committee are Nitin Kaushal (Chair), Andrew Cockwell and Ashley McGrath.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of three independent directors and is charged with reviewing, overseeing and evaluating our corporate governance and nominating policies. The current members of the Nominating and Corporate Governance Committee are Karin McCaskill (Chair), Nitin Kaushal and Ashley McGrath.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee’s purpose is to assist our Board in:

·	developing our Corporate Governance Guidelines and principles and providing us with governance leadership;
·	identifying individuals qualified to be nominated as members of our Board;
·	overseeing director orientation and continuing education;
·	assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of related party transactions and other matters involving conflicts of interest;
·	reviewing the structure, composition and mandate of Board committees;
·	evaluating the performance and effectiveness of our Board and of our Board committees; and
·	assessing the compensation of our directors.

Our Nominating and Corporate Governance Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our Nominating and Corporate Governance Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessments will address, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board will receive and consider the recommendations from our Nominating and Corporate Governance Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs.

On the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that the mix of skills for the Board should include experience in the following areas: CEO/senior executive, CPA/CFO, finance/capital markets, mergers and acquisitions, international business, corporate governance, legal and regulatory matters, consumer packaged goods/retail, and the cannabis industry. These skill considerations informed the most recent director recruiting activities. The Committee’s recruiting work is ongoing and includes as well diversity considerations.

Compensation Committee

Our Compensation Committee consists of three independent directors. The current members of the Compensation Committee are Ashley McGrath (Chair), Deepak Anand and Andrew Cockwell.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Compensation Committee. Our Compensation Committee’s purpose is to assist our Board in:

·	the appointment, performance, evaluation and compensation of our senior executives;
·	the recruitment, development and retention of our senior executives;

·	maintaining talent management and succession planning systems and processes relating to our senior management;
·	developing compensation structure for our senior executives including salaries, annual and long- term incentive plans including plans involving share issuances and other share-based awards;
·	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;
·	developing benefit retirement and savings plans; and
·	administering the Company’s equity incentive plans.

Diversity

The Company recognizes the benefits of having a diverse Board and senior management and seeks to increase diversity both at the Board level and amongst senior management. The Company has not adopted a written policy or has targets for representation relating to the identification and nomination of women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities and members of visible minorities (collectively, the “Designated Groups”) to the Company’s Board or in making senior management appointments. However, the Company is currently in the process of preparing a diversity policy which will be included as part of the Employee Handbook in April 2021.

Company wide, with regards to all employees, the Company recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity.

Board

All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole, requires to be effective, with due regard for the benefits of diversity, including the level of representation of women on the Board. The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while there is currently neither a documented policy nor targets relating to the identification and nomination of the Designated Groups to the Board, and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

Out of the seven (7) proposed directors to be elected at the Meeting, one (1) is a woman and one (1) is a member of a visible minority group, collectively representing 28% of those nominated. There are no other directors being appointed who are from other Designated Groups. The Nominating and Corporate Governance Committee is actively seeking additional diverse candidates.

Senior Management

The Company is committed to providing equal employment opportunities to all qualified job applicants. When looking to fill senior management positions, we are adamant about including individuals from the Designated Groups in the pool of candidates and communicate that requirement at the outset in the brief that is provided to our recruitment partners. The Company’s hiring criteria always involves finding the most qualified and talented candidates, irrespective of belonging to the Designated Groups, ethnic background, gender, sexual preference or religion (amongst others). Our objective is to treat everyone equally during the hiring process and throughout their career at Valens. The Company has not adopted targets regarding the representation of the Designated Groups in senior management positions. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives. As a result, our current senior management is diverse in terms of, inter alia, professional backgrounds, age, nationality, and education.

Currently, the Company has two (2) females in senior management positions representing 18% of all of the Company’s senior management. There are no other senior managers who are from the other Designated Groups.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than the indebtedness to certain officers of the Company set out in the table below, no individual who is, or at any time during Fiscal 2020 was, a director or officer of the Company, a Nominee for election as a director of the Company, or any associate of any one of the foregoing persons is, or at any time since the beginning of Fiscal 2020 has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which constitute routine indebtedness) or was indebted to another entity, where such indebtedness is, or was at any time during Fiscal 2020, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. For the purposes of this paragraph, “support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

The table below reflects the amounts owed by each applicable officer to the Company in respect of certain loans extended to such officers in order to account for the remittance of withholding taxes associated with share-based compensation (the “Loans”). The balance outstanding on the Loans is presented as of (i) March 31, 2021 and (ii) November 30, 2020, respectively. The Company is currently working with these officers to have such Loans repaid.

Name and principal position	Balance Outstanding Date	Outstanding Balance of Loan ($)
A. Tyler Robson	March 31, 2021	$158,105
	November 30, 2020	$69,300
Chris Buysen	March 31, 2021	$241,355
	November 30, 2020	$239,884
Chantel Popoff	March 31, 2021	$241,659
	November 30, 2020	$240,186
Everett Knight	March 31, 2021	$252,056
	November 30, 2020	$221,239

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are performed to any substantial degree by persons other than the directors and executive officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN BUSINESS OF MEETING

No (i) director or executive officer of the Company who has held such position at any time since the beginning of Fiscal 2020; (ii) Nominee for election as a director of the Company; or (iii) associate or affiliate of a person in (i) or (ii), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than in connection with the election of directors and those directors and executive officers having an interest in the resolutions regarding approval of the LTIP, as such persons are eligible to participate in such plan. Please see “Business of Meeting – Election of Directors”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, after reasonable inquiry, other than as disclosed herein, no “informed persons” of the Company (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), nor any Nominee for election as director hereof, nor any person who beneficially owns, directly or indirectly, Common Shares carrying more than ten percent (10%) of the voting rights attached to the issued Common Shares, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Fiscal 2020 or in any proposed transaction which has materially affected the Company or would materially affect the Company, or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares, of which, as at the Record Date, there were 159,379,876 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares, of which, as at the Record Date, there are no preferred shares outstanding. No other voting securities are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Company.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and related Management Discussion and Analysis for the Fiscal 2020.

The following documents are incorporated by reference in this management proxy circular and are available on our website at www.thevalenscompany.com and on SEDAR at www.sedar.com.

·	the comparative financial statements for Fiscal 2020, together with the accompanying auditors’ report;
·	any interim financial statements that were filed after the Fiscal 2020 Financial Statements;
·	the Company’s management’s discussion and analysis related to the above financial statements; and
·	the management proxy circular for the Company’s most recent annual shareholder meeting.

Readers may also ask the Company for a copy of the above documents at no charge. Please write to Investor Relations at 96 Spadina Avenue, Suite 400, Toronto ON, M5V 2J6, or e-mail info@thevalenscompany.com.

Additional information relating to the Company and its business activities is available on SEDAR at www.sedar.com. Information not contained in the documents listed above that is contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

APPROVAL

The contents of this Circular and the sending thereof to Shareholders, directors and the auditors of the Company, have been approved by the Board.

DATED at Toronto, Ontario this 19th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Paul A. Kunynetz”

Paul A. Kunynetz

General Counsel and Corporate Secretary